

By Electronic Mail

May 17, 2021

Filer Support Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Strategy Shares
Issuer CIK: 0001506213
Issuer File Number: 333-170750 / 811-22497
Form Type: 8-A12B
Filing Date: May 17, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Strategy Shares Gold-Hedged Bond ETF (GLDB)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst